Jane Street Execution Services, LLC

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	3,257,549
Due from broker		5,482,676
Due from affiliates		7,385,309
Fixed assets (net of accumulated depreciation and amortization of $322,092)		311,898
Other assets		762,343
Total assets	$	17,199,775
Liabilities and member's equity		
Liabilities:		
Due to broker	$	13,603
Due to Parent		608,492
Accrued expenses and other liabilities		852,587
Total liabilities		1,474,682
Member's equity		15,725,093
Total liabilities and member's equity	$	17,199,775

See accompanying notes.